December 10, 2018

Paul Kirkpatrick, Esq.
Vice President, General Counsel, and Corporate Secretary
Commercial Metals Company
6565 North MacArthur Boulevard, Suite 800
Irving, TX 75039

       Re: Commercial Metals Company
           Registration Statement on Form S-4
           Filed November 30, 2018
           File No. 333-228619

Dear Mr. Kirkpatrick:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing and
                                                            Construction